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Attention:	Barbara Jacobs, Assistant Director
Mitchell Austin, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Sprout Social, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Confidentially Submitted October 16, 2019
CIK No. 0001517375
Ladies and Gentlemen:
On behalf of our client, Sprout Social, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated October 21, 2019 relating to the Company’s draft Amendment No. 4 (“Amendment No. 4”) to the registration statement on Form S-1 submitted on October 16, 2019 (the “Registration Statement”).
The Company has filed today to the Registration Statement together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 4 and a copy marked to show all changes from the draft version submitted on October 16, 2019.
For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

October 25, 2019

Amendment No. 4 to Draft Registration Statement on Form S-1 submitted October 16, 2019
Prospectus Summary
Overview, page 1

1.
On page 2, you disclose that your strategy has enabled you to scale rapidly to “over $100 million in total annualized recurring revenue.” Please revise here to define or provide a cross-reference to the definition of this metric and clarify that this figure is as of June 30, 2019. Additionally, please revise to give equal or greater prominence to disclosure of your total revenue as of the same time period.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 95 of the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance
Acquiring New Customers, page 64

2.
Please clarify why you believe gross profit from new net organic ARR for the year multiplied by the inverse of the estimated subscription renewal rate represents the lifetime value of your customers, and clarify the renewal rates used in the calculation and how they are determined. Please also supplementally provide us with your calculations of the lifetime value of your customers.

Response: The Company respectfully informs the Staff that in order to calculate the lifetime value of its customers, the Company must first determine the expected length of time an existing customer will remain a customer (i.e., how many months remain that a given customer is expected to generate revenue and gross profit). To do so, the Company estimates its overall customer churn rate, calculated as one (1) minus the estimated subscription renewal rate. Thus, dividing the Company’s churn rate, or one (1) minus the estimated subscription renewal rate, by the gross profit from net new organic ARR for a given year results in the expected lifetime value of those new customers. The company respectfully informs the Staff that the Company has revised its disclosure on page 66 of the Registration Statement.
Additionally, the Company respectfully acknowledges the Staff’s request that the Company supplementally provide the Staff with the Company’s calculation of the lifetime value of its customers and has provided responsive information to the Staff under separate cover pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83 (“Rule 83”), the contents of which concern matters of business confidentiality within the purview of Rule 83.
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October 25, 2019

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,

/s/ Christopher Lueking

Christopher Lueking, Esq.
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Cathy Birkeland, Latham & Watkins LLP
Steven Gavin, Winston & Strawn LLP
Joe Del Preto, Sprout Social, Inc.
Heidi Jonas, Sprout Social, Inc.